Filed by Evernorth Holdings Inc.

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Evernorth Holdings Inc.

Commission File Number of Subject Company: 132-02881

As previously disclosed, on October 19, 2025, Armada Acquisition Corp. II, a Cayman Islands exempted company (“SPAC”), entered into a Business Combination Agreement, dated as of October 19, 2025 (the “Business Combination Agreement”), with Evernorth Holdings Inc., a Nevada corporation (“Pubco”), Pathfinder Digital Assets LLC, a Delaware limited liability company (the “Company”), Evernorth Corporate Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Pubco, Evernorth Company Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of Pubco, and Ripple Labs Inc., a Delaware corporation.

The following communications were published by Pubco and Asheesh Birla, Pubco’s Chief Executive Officer, on June 3, 2026:

The End of Market Hours

The CME's move to 24/7 is one signal. The architecture has been here for years.

By Asheesh Birla, Chief Executive Officer, Evernorth

Global business does not stop on Saturday. Goods move. Supply chains adjust. Geopolitical news breaks. Currencies trade across time zones. The economy never sleeps. The markets that price the economy still do.

That is starting to change.

On May 29, CME Group activated 24/7 trading across its regulated crypto futures and options complex, including XRP. It is a milestone. It is also a floor. Public blockchains have been operating this way for years.

The story worth telling is what 24/7 markets actually unlock and why the next era of finance is not only continuous, but programmable.

The upside of markets that never close

Continuous markets price the world in real time. Risk does not accumulate in a queue from Friday afternoon to Monday morning. Collateral moves the moment it is needed. Capital is not parked waiting for an opening bell. Hedges adjust to news the second the news happens, not the next business day.

For institutions, that translates into measurable improvements: tighter spreads, more efficient use of capital, lower weekend risk premiums embedded in basis, smoother authorized-participant economics for the ETFs that already track these assets, and faster response to off-hours events.

For everyone else, it means the markets that price your savings, your fuel, and your currency are open when the economy is — which is to say, all the time.

The real differentiator is programmability

A continuous market is one upgrade. A programmable, continuous market is a different category of system.

On public blockchains, markets do not just stay open. They can also reason. A treasury can pre-commit a rebalance that fires only when a price condition is met. A lender can program a margin call to execute the moment collateral falls below a threshold, with no human in the loop. A corporate hedge can be authored as code — conditional on a Fed announcement, an oil-price band, an interest-rate trigger — and execute itself when the condition resolves.

That is what infrastructure looks like when it is built for a continuous economy from the ground up, rather than retrofitted onto trading infrastructure built for a world constrained by day shifts and time zones. Settlement is final in seconds. Logic runs at the protocol layer, not in a back office. The same rail that holds the asset can hold the rules that govern it.

24/7 is the schedule. Programmability is the engine.

The demand is already visible

Global FX, the world's largest market, turns over $9.6 trillion per day as of April 2025 — up 28% in three years — and trades nearly around the clock. U.S. equities are racing to catch up: the SEC approved Nasdaq's 23/5 plan in April 2026, following an earlier approval of NYSE Arca's 22-hour schedule, and DTCC has targeted June 2026 to move clearing onto a 24/5 basis.

The trading behavior pulling the venues forward is stacking up: Robinhood's overnight market crossed $10 billion in cumulative volume in its first year and now sees up to 25% of daily volume outside traditional hours, while Blue Ocean ATS, the dominant overnight venue for U.S. equities, handled $374.7 billion in notional volume across 307 overnight sessions in 2025, with its CEO expecting overnight to reach 5–10% of overall equity trading.

And when news actually breaks outside business hours, the venues that stay open get the flow. During the Iran escalation in March, Hyperliquid processed $1.7 billion in peak daily volume on its crude oil perpetual futures contract, with JPMorgan flagging in a research note that non-crypto traders were migrating specifically because it operates around the clock. When news broke at 2 a.m. on a Sunday and the CME was dark, an on-chain venue was the only place with live oil exposure.

And accountability can be greater

The same week in March, a $580 million block of crude oil futures was bought fifteen minutes before a market-moving Truth Social post on Iran. The trade is being investigated. Identifying who placed it may take months. In a scenario like this, on a public blockchain, every position and timestamp would have been publicly auditable from the moment the trade settled, giving investigators a head start measured in minutes, not months. Positions, wallets, and timestamps are already auditable on-chain, with forensic firms like Chainalysis and Arkham already doing that kind of mapping today. Continuous markets and accountable markets are not in tension. On the right architecture, they reinforce each other.

The objections are eroding

The argument against on-chain markets has been that they lack the liquidity, regulatory clarity, and institutional safeguards of established venues. That argument is eroding fast. The SEC and CFTC issued joint interpretive guidance on March 17 clarifying that most crypto assets are not themselves securities and establishing a regulatory taxonomy for digital commodities, digital collectibles, stablecoins, and other categories of digital assets. The CLARITY Act, which would formalize digital asset market structure rules, advanced through the Senate Banking Committee in May and is moving toward a floor vote in the Senate. Spot ETF volumes have added $1.4 trillion in the past year. Real-world asset tokenization has crossed $30 billion on public blockchains. The institutional capital that traditional markets have assumed will stay on their rails is exploring alternatives.

The closing bell, reconsidered

The CME going 24/7 is regulated finance formally catching up to what public, programmable markets have already been demonstrating. The next decade of finance will be defined by venues that are open all the time, transparent by default, and programmable down to the rule.

The closing bell is becoming a relic. The architecture to replace it already exists.

This content is for informational purposes only and does not constitute investment advice, an offer to sell, or a solicitation of an offer to buy any securities or digital assets. Certain statements in this post may constitute forward-looking statements. These statements involve risks and uncertainties, including the possibility that regulatory developments, market conditions, or technological adoption may not proceed as described. Evernorth undertakes no obligation to update any forward-looking statements. Digital assets are speculative and involve a high degree of risk, including the potential for total loss of principal. Past performance is not indicative of future results. Learn more about Evernorth: https://www.evernorth.xyz/blog-post-03-18-2026

Additional Information and Where to Find It

On March 18, 2026, Evernorth filed with the SEC the "Registration Statement"), which includes a preliminary proxy statement of Armada II and a prospectus of Evernorth (the "Proxy Statement/Prospectus") in connection with the proposed business combination (the "Business Combination"), the private placements of securities in connection with the Business Combination (the "Private Placement Transactions") and the other transactions contemplated by the Business Combination Agreement and/or as described in this press release (together with the Business Combination and the Private Placement Transactions, the "Proposed Transactions"). The Registration Statement is not yet effective. The definitive proxy statement and other relevant documents will be mailed to shareholders of Armada II as of the record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. Armada II and Evernorth have also filed other documents regarding the Proposed Transactions with the SEC. This press release does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF ARMADA II AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH ARMADA II'S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT ARMADA II, PATHFINDER DIGITAL ASSETS, EVERNORTH AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or to be filed with the SEC by Armada II and Evernorth, without charge, once available, on the SEC's website at www.sec.gov, or by directing a request to: Armada Acquisition Corp. II, 382 NE 191st St., Suite 52895, Miami, Florida 33179-3899; e-mail: finance@arringtoncapital.com, or to: Evernorth Holdings Inc., 600 Battery St, San Francisco, CA 94111, email: finance@evernorth.xyz.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION, OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PRESS RELEASE. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The securities to be issued by Evernorth and the units to be issued by Pathfinder Digital Assets LLC ("Pathfinder"), in each case, in connection with the Proposed Transactions, have not been registered under the Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

SPAC, Pubco, Company and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of SPAC’s securities is, or will be, contained in SPAC’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination, including the names and interests of Company and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by SPAC and Pubco with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of SPAC, the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions and the parties thereto. All statements contained in this communication other than statements of historical fact, including, without limitation, statements regarding the Business Combination between SPAC and Pubco; the anticipated benefits and timing of the transaction; expected trading of the combined company’s securities on Nasdaq; the completion of investments from certain institutional investors; the expected amount of gross proceeds from the Private Placement Transactions; the anticipated use of proceeds from such Private Placement Transactions; the building of the world’s leading institutional XRP treasury; the amount of XRP expected to be held by the combined company; the combined company’s future financial performance, the ability of the combined company to execute its business strategy, its market opportunity and positioning; expectations regarding institutional and retail adoption of XRP and participation in DeFi yield strategies; the combined company’s contributions to the growth and maturity of the ecosystem, using an approach designed to generate returns for shareholders, supporting XRP’s utility and adoption, alignment with the growth of the XRP ecosystem, and becoming the leading institutional vehicle for XRP; management ensuring operational independence, taking XRP’s presence in capital markets to the next level, and other statements regarding management’s intentions, beliefs, or expectations with respect to the combined company’s future performance, are forward-looking statements.

Forward-looking statements are often identified by the use of words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking.

These forward-looking statements are based on the current expectations and assumptions of SPAC and Pubco and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could delay or prevent the consummation of the proposed Business Combination; (2) the outcome of any legal proceedings that may be instituted against SPAC, Pubco, the combined company, or others following the announcement of the Proposed Transactions; (3) the inability to complete the Business Combination due to failure to obtain shareholder approval or satisfy other closing conditions; (4) the inability to complete the Private Placement Transactions, (5) changes to the structure, timing, or terms of the Proposed Transactions; (6) the inability of the combined company to meet applicable listing standards or to maintain the listing of its securities following the closing of the Business Combination; (7) the risk that the announcement and consummation of the transaction disrupts current plans and operations; (8) the inability to recognize the anticipated benefits of the Business Combination, including the ability to build and manage an institutional XRP treasury, execute DeFi yield strategies, and drive institutional adoption of XRP; (9) changes in market, regulatory, political, and economic conditions affecting digital assets generally or XRP specifically; (10) the costs related to the Proposed Transactions and those arising as a result of becoming a public company; (11) the level of redemptions of SPAC’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of securities of SPAC or of Pubco; (12) the volatility of the price of XRP and other digital assets, the correlation between XRP’s price and the value of Pubco’s securities, and the risk that the price of XRP may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions; (13) risks related to increased competition in the industries in which Pubco will operate; (14) risks related to changes in U.S. or foreign laws and regulations applicable to digital assets or securities; (15) the possibility that the combined company may be adversely affected by competitive factors, investor sentiment, or other macroeconomic conditions; (16) the risk of being considered to be a “shell company” by any stock exchange on which the Pubco securities will be listed or by the SEC, which may impact the ability to list Pubco’s securities and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; (17) the outcome of any potential legal proceedings that may be instituted against the Company, SPAC, Pubco or others following announcement of the Business Combination; and (18) other risks detailed from time to time in SPAC’s filings with the SEC, including the Registration Statement and related documents filed or to be filed in connection with the Business Combination.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of SPAC dated May 20, 2025 and filed by SPAC with the SEC on May 21, 2025, SPAC’s Quarterly Report on Form 10-Q filed with the SEC on August 11, 2025, and the Registration Statement and Proxy Statement/Prospectus that will be filed by Pubco and SPAC, and other documents filed by SPAC and Pubco from time to time with the SEC, as well as the list of risk factors included herein. These filings do or will identify and address other important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation and do not intend to update or revise these forward-looking statements, each of which is made only as of the date of this communication.